Kenneth G. Alberstadt Akerman Senterfitt LLP 335 Madison Avenue Suite 2600 New York, NY 10017 Tel: 212.880.3800 Fax: 212.880.8965 Dir: 212.880.3817 Dir Fax: 212.880.8965 kenneth.alberstadt@akerman.com

April 2, 2012

Via E-mail and Edgar Transmission

Mr. Justin Dobbie

Mr. J. Nolan McWilliams

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Red Bullet Racing Corporation
Amendment No. 3 to the Registration Statement on Form S-1
Filed March 14, 2012
File No. 333-178754

Macho Uno Racing Corporation
Amendment No. 3 to the Registration Statement on Form S-1
Filed March 19, 2012
File No. 333-178781

Ginger Punch Racing Corporation
Amendment No. 3 to the Registration Statement on Form S-1
Filed March 19, 2012
File No. 333-178782

Perfect Sting Racing Corporation
Amendment No. 3 to the Registration Statement on Form S-1
Filed March 19, 2012
File No. 333-178783

Awesome Again Racing Corporation
Amendment No. 3 to the Registration Statement on Form S-1
Filed March 19, 2012
File No. 333-178784

Ghostzapper Racing Corporation
Amendment No. 3 to the Registration Statement on Form S-1
Filed March 19, 2012
File No. 333-178785

akerman.com

BOCA RATON    DALLAS    DENVER    FORT LAUDERDALE    JACKSONVILLE    LAS VEGAS    LOS ANGELES

MADISON    MIAMI    NAPLES    NEW YORK    ORLANDO     PALM BEACH    SALT LAKE CITY    TALLAHASSEE

TAMPA     TYSONS CORNER    WASHINGTON, D.C.    WEST PALM BEACH

April 2, 2012

Dear Messrs. Dobbie and McWilliams:

On behalf of Red Bullet Racing Corporation (the “Company”), Macho Uno Racing Corporation, Ginger Punch Racing Corporation, Perfect Sting Racing Corporation, Awesome Again Racing Corporation and Ghostzapper Racing Corporation (collectively, including Red Bullet Racing Corporation, the “Racing Companies”), we are providing the following responses to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 30, 2012 relating to the Company’s Amendment No. 3 (“Amendment No. 1”) to registration statement on Form S-1 that was filed on March 14, 2012 and Amendment No. 3 to registration statements on Form S-1 that were filed by the other Racing Companies on March 19, 2012 (“Amendment No. 3”). For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter. The responses and information described herein are based upon information provided to us by the Racing Companies.

We are filing simultaneously herewith Amendment No. 4 (“Amendment No. 4”) to the Registration Statements filed by the Racing Companies (the “Company Registration Statements”). For ease of your reference, Amendment No. 4 has been marked to show changes made to Amendment No. 3.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Company Registration Statements. Page references in this response letter refer to pages of Amendment No. 4 of Red Bullet Racing Corporation.

We appreciate the time and effort that the Staff has dedicated to reviewing the Registration Statements.

Red Bullet Racing Corporation

General

1.	Staff Comment: We note concurrent registration statements filed February 14, 2012 by Macho Uno Racing Corporation (File No. 333-178781), Ginger Punch Racing Corporation (File No. 333-178782), Perfect Sting Racing Corporation (File No. 333-178783), Awesome Again Racing Corporation (File No. 333-178784), and Ghostzapper Racing Corporation (File No. 333-178785). To the extent our comments below apply to any of the above referenced registration statements, please revise those registration statements accordingly.

Response: Each Amendment No. 4 of the other Racing Companies incorporates revisions corresponding to the revisions reflected in Amendment No. 4 of Red Bullet Racing Corporation to the extent applicable.

April 2, 2012

Cover Page of Prospectus

2.	Staff Comment: In the first paragraph, you state that the offering is being made on an “all or none basis.” In the second paragraph, however, you state that if less than all of the shares being offered are sold during the offering period, you “do not intend” to conduct a closing of the offering. To the extent you are conducting the offering on an all or none basis, please revise to clarify that you will not conduct a closing unless all shares being offered are sold.

Response: The Company has revised the disclosure on the prospectus cover page in response to the Staff’s comment.

Our Company, page 1

3.	Staff Comment: Please revise the first sentence of this section to clarify that you are offering an opportunity to make an equity investment in a company that owns thoroughbred racehorses. Your current disclosure implies that the investment is being made directly into thoroughbred racehorses. Please revise the remainder of the prospectus and the screenshots accordingly.

Response: The Company has revised the disclosure on page 1 of Amendment No. 4 as well as the remainder of the prospectus and the screenshots in response to the Staff’s comment.

Questions and Answers Relating to the Offering, page 11

Q: Is there a limit on the amount of any Racing Company I may own?, page 12

4.	Staff Comment: Please revise the answer to this question by providing a cross-reference to the detailed discussion of individual state ownership thresholds on pages 63-65.

Response: The Company has revised the disclosure on page 12 of Amendment No. 4 in response to the Staff’s comment.

5.	Staff Comment: You state that you may pay all or a portion of the redemption price with a promissory note having a term of ten years. Given that the company intends to complete its liquidation in the next two years, please address the circumstances in which you would elect to issue a promissory note rather than paying the redemption price immediately. Please also disclose who will administer the repayment of the promissory note after the liquidation of the company.

April 2, 2012

Response: The Company has revised the disclosure on page 12 of Amendment No. 4 in response to the Staff’s comment. Any such promissory note that is issued by us will provide for an acceleration of all amounts due upon the occurrence of the Distribution Date and no shareholder will be required to hold such a promissory note beyond the date of a final liquidating distribution by the Company except to the extent that liquidation proceeds are not sufficient to discharge the promissory note. Each of the Racing Companies intends to amend its certificate of incorporation prior to the closing of the offering to implement this arrangement.

Q: If I purchase shares of the company’s common stock, page 13

6.	Staff Comment: Please revise the answer to this question to discuss the possible limits on or discontinuation of secondary trading of your common stock discussed elsewhere in the prospectus.

Response: The Company has revised the disclosure on pages 13 and 14 of Amendment No. 4 in response to the Staff’s comment.

7.	Staff Comment: Please add a question and answer to identify the states in which you intend to race your horses, the current status of your ability to race in each such location and when you intend to begin entering your horses into races.

Response: The Company has revised the disclosure on pages 12 and 13 of Amendment No. 4 in response to the Staff’s comment.

Liquidation, page 39

8.	Staff Comment: We note that your officers and directors and their affiliates may purchases your horses when they are sold at auction. Please revise this section to discuss why this constitutes a potential conflict of interest. In particular, please address the duty of your officers and directors to maximize the return to investors by selling the horses at the highest possible price as compared to the interest of your officers and directors and their affiliates in purchasing the horses at the lowest possible price. Please also revise your summary on page 10 and the appropriate risk factor on page 26 to address this particular conflict of interest specifically.

Response: All of the Company’s officers and directors, other than Frank Stronach, have agreed not to purchase any of the Company’s horses at auction. Frank Stronach will resign from our board of directors prior to the liquidation of our horses. Any decision during our operating period to be made with respect to the liquidation process will be approved by our independent directors. The Company has revised the disclosure on pages 39 and 62 of Amendment No. 4 in response to the Staff’s comment.

April 2, 2012

9.	Staff Comment: Please discuss whether any of your officers or directors or their affiliates currently intend to participate in the auctions in which your horses are sold. Please also explain why management would be interested in purchasing the horses at auction when the principle on which your business plan is based is that selling horses as three-year olds may be superior to a longer-term ownership proposition.

Response: As discussed in the comment above, all of the Company’s officers and directors, other than Frank Stronach, have agreed not to purchase any of the Company’s horses at auction. Mr. Stronach may be interested in purchasing horses at auction because his business plan differs from that of the Company. The Company is endeavoring to provide a return to investors by liquidating horses at a point in their racing development where it believes there will be substantial interest from owners who wish to race horses over a longer period of time. Mr. Stronach has been and continues to be such an owner and is therefore interested in bidding on the horses to be auctioned.

Capitalization, page 44

10.	Staff Comment: Capitalization “on a historical basis” should be consistent with the historical balance sheet on page F-2. The “accumulated deficit” in the table is understated. Please revise accordingly.

Response: The Company has revised the disclosure on page 44 of Amendment No. 4 in response to the Staff’s comment.

Public Offering and Financial Assurance of Business Plan, page 48

11.	Staff Comment: Please file the commitment letter from TSG Developments Investments, Inc. as an exhibit to your registration statement.

Response: The Company has filed the Funding Agreement with TSG Developments Investments Inc. as an exhibit.

Guarantee of Potential Debit Card Liabilities, page 73

12.	Staff Comment: Please confirm that you will file the agreement evidencing the guaranty of certain debit card obligations by The Stronach Group as an exhibit prior to effectiveness of the registration statement. Otherwise, please discuss when you expect the guaranty to be executed and clarify that at the time of the offering, no such guaranty exists.

Response: The Company confirms that it will file the agreement evidencing the guaranty of certain debit card obligations by The Stronach Group as an exhibit prior to or shortly after effectiveness of the registration statement. For purposes of determining whether the offering has been fully subscribed and a closing of the offering may therefore be conducted, the Company will not take into account any amounts attributable to debit card accounts unless they have been so guaranteed.

April 2, 2012

Description of Capital Stock, page 74

Certain Redemption Provisions; Limitations on Voting and Distribution Rights, page 74

13.	Staff Comment: We note your response to prior comment 17. Please define “applicable federal rate.”

Response: The applicable federal rate is the rate published monthly by the IRS for purposes of identifying the lowest stated interest rate that will not result in any portion of principal being treated as interest. The Company has revised the disclosure on pages 12, 31 and 76 of Amendment No. 4 in response to the Staff’s comment.

14.	Staff Comment: Please describe how, in the event the redemption provision is triggered, you will determine whether to redeem all of a stockholder’s capital stock or only that portion that causes the consequences disclosed in the last paragraph on page 74.

Response: The Company intends generally to redeem only the portion of that stockholder’s capital stock that gave rise to one of the disclosed consequences, but the Company may exercise its discretion to redeem a greater portion of all of such capital stock, if the Company has funds available to do so, where such circumstances arose from affirmative misconduct by that stockholder, where that stockholder’s character determination by a regulator gave rise to such circumstance or where our board determines that that stockholder’s continued participation as a stockholder could adversely affect the Company or its stockholders. The Company has revised the disclosure on page 76 of Amendment No. 4 in response to the Staff’s comment.

15.	Staff Comment: Please describe the procedures that you contemplate the board of directors may use to determine the fair value of your capital stock for the purposes of determining a redemption price.

Response: The Company will use the net tangible asset method to determine redemption price. The value of the assets and liabilities to be used for this calculation will be the last published financial statement. Net tangible assets are calculated as follows: (total assets less intangible assets less all liabilities), divided by the total number of outstanding shares. The Company has revised the disclosure on page 76 of Amendment No. 4 in response to the Staff’s comment.

16.	Staff Comment: We note that the redemption price may be specified by a racing authority. Please explain how you will determine the redemption price in the event that redemption is triggered because a person exceeds ownership thresholds of more than one jurisdiction.

Response: To date, no regulator with which the Company has discussed those provisions of the Company’s charter which are designed to eliminate owner

April 2, 2012

licensing constraints has indicated that such regulator would specify a price at which a stockholder’s shares would be required to be redeemed. If more than one regulator were to impose different price requirements, the Company believes it could successfully resolve the conflicting pricing requirements through discussions with the regulators. If the Company were unable to do so, it could be prevented from racing one or more of our horses in a state whose redemption pricing requirements could not be satisfied. The Company has revised the disclosure on page 76 of Amendment No. 4 in response to the Staff’s comment.

Financial Statements for the two months ended February 29, 2012

Statement of Operations, page F-3

17.	Staff Comment: Please remove the basic and diluted loss per common share information for the cumulative period since inception. The presentation of cumulative period results per common share is not meaningful. Our comment applies to the presentations under Summary Financial Data, as well. Please revise accordingly.

Response: The Company has revised the disclosure on pages 19 and F-3 of Amendment No. 4 in response to the Staff’s comment

Public Offering and Financial Assurance of Business Plan, page F-18

18.	Staff Comment: We note the commitment from TSG Development Investments, Inc. to fund the company with up to a maximum of $4,050,000 through a loan or otherwise should the need arise. We assume that TSG is intending to commit this amount to each entity. If our assumption is not correct and the $4,050,000 is the total they are intending to provide potentially to be split between the six entities, please revise to clarify.

Response: The Staff’s assumption is correct. TSG Developments Investments Inc. has committed $4,050,000 to each of the Racing Companies, for an aggregate commitment of $24,300,000.

Macho Uno Racing Corporation

Management’s Discussion and Analysis

Possible Injuries to our Horses and Related Impairment Charges, page 42

19.	Staff Comment: We assume that both Savings N Loan and Un Hombre Caliente are no longer considered to be injured and that they have been returned to training. Please confirm or advise.

April 2, 2012

Response: Both Savings N Loan and Un Hombre Caliente are no longer considered to be injured and they have been returned to training. Each of the Racing Companies continues to update disclosure relating to its injured horses.

Screenshots

20.	Staff Comment: Refer to the “Summary Financials” screenshots. It is inappropriate to provide summary financial information for “illustrative presentation purposes only.” Additionally, it is inappropriate to provide summary financial information for only one company in materials that you contemplate using to make offers for each of the six Racing Companies’ common stock. Please revise the screenshots accordingly.

Response: The Company will revise the screenshots accordingly and submit them to the staff supplementally under separate cover.

21.	Staff Comment: Refer to the “Purchase Shares” screenshot. Please note that the representation that purchasers “agree to the prospectus” is inappropriate. Please revise the screenshot accordingly.

Response: The Company will revise the screenshots accordingly and submit them to the staff supplementally under separate cover.

For purposes of the above responses to accounting and accounting-related comments in the Staff’s comment letter, we have incorporated information provided to us by the Company’s accounting and financial reporting team as well as certain input from Marcum LLP.

If you have any question or require any further information or documents, please telephone the undersigned at (212) 880-3817.

Sincerely,

AKERMAN SENTERFITT LLP

By: /s/ Kenneth G. Alberstadt

Kenneth G. Alberstadt